SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K / A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2002

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Rua Abílio Soares, 409
04005-001 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(Convenience Translation into English from
the Original Previously Issued in Portuguese)

Telesp Celular
Participações S.A.

Quarterly Financial Information
for the Three and Nine-month Period
Ended September 30, 2002
and Independent Auditors’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REVIEW REPORT

To the Management and Shareholders of
Telesp Celular Participações S.A.
São Paulo — SP

1.     We have reviewed the accompanying quarterly financial information (ITR) of Telesp Celular Participações S.A. (the “Company”) and its subsidiaries as of and for the three and nine-month period ended September 30, 2002, consisting of the balance sheet as of September 30, 2002 and the statement of income for the three and nine-month period then ended, Parent Company and consolidated, the performance report and relevant information, prepared in accordance with accounting practices established by Brazilian corporate law and standards issued by the Brazilian Securities Commission (CVM). This information is the responsibility of the Company’s management.

2.     We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas about the criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or might have material effects on the financial position and operations of the Company and its subsidiaries.

3.     Based on our review, we are not aware of any material modifications that should be made to the quarterly financial information referred to in paragraph 1 for it to be in conformity with accounting practices established by Brazilian corporate law and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly information.

4.     We have previously reviewed the balance sheet as of June 30, 2002, Parent Company and consolidated, presented for comparative purposes, and issued an unqualified opinion thereon, dated July 26, 2002. The statement of income for the three and nine-month period ended September 30, 2001, Parent Company and consolidated, were reviewed by other independent auditors who issued an unqualified opinion thereon, dated October 19, 2001.

5.     This quarterly financial information has been translated into English solely for the convenience of the readers.

São Paulo, October 14, 2002

DELOITTE TOUCHE TOHMATSU	Jose Domingos do Prado
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2002
(In thousands of Brazilian reais — R$)

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS AS OF SEPTEMBER 30 AND JUNE 30, 2002
(In thousands of Brazilian reais — R$)

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(In thousands of Brazilian reais — R$, except for per share data)

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS AS
OF SEPTEMBER 30, 2002
(Amounts expressed in thousands of Brazilian reais — R$, unless otherwise indicated)

1.     OPERATIONS AND BACKGROUND

Telesp Celular Participações S.A. (TCP or the “Company”) is a publicly-traded company controlled by the Portugal Telecom Group, through Portelcom Participações S.A. (“Portelcom”), which holds 22.5% of the voting capital (7.86% of total capital), and Portugal Telecom, SGPS, S.A., which holds 71.16% of the voting capital (57.26% of total capital).

TCP owns 100% of the total capital of Telesp Celular S.A. (TC) (Note 2), which operates mobile cellular telephone services in the State of São Paulo, in accordance with the terms of the concession granted by the Federal Government, which will expire on August 5, 2008 and can be extended for an additional 15 years.

On January 13, 2001, TCP entered into a contract whereby it purchased, on February 6, 2001, 49% of the voting common shares and 100% of the nonvoting preferred shares of the companies Daini do Brasil S.A. (“Daini”), Globaltelcom Telecomunicações S.A. (“Globaltelcom”) and Inepar S.A. Participações em Investimentos de Telecomunicações (“Inepar”), collectively “holdings”, which control Global Telecom S.A. (“Global”), operator of Band B mobile cellular services in the States of Paraná and Santa Catarina.

On the same date, an Instrument for Purchase and Sale was signed, for acquisition of the remaining 51% of the common shares (17% of total capital) of the “holdings”, as soon as certain regulatory requirements are met and subject to approval of ANATEL (Telecom regulatory authority), or otherwise after December 2003.

In accordance with ANATEL’s Act No. 25,885, of May 21, 2002, the technical operator of Global was replaced by TC, after the requirements have been met.

2.     CORPORATE RESTRUCTURING

a.     Telesp Celular Participações S.A.

On January 14, 2000, the Extraordinary Shareholders’ Meeting approved a corporate restructuring plan, involving TCP, TC, Portelcom and Celular Telecom Holding S.A. — CTH (“CTH”).

This corporate restructuring was performed through successive mergers that resulted in the transfer of the goodwill paid by Portelcom in the privatization of the Company to TC, which has the possibility to take advantage of the tax benefits resulting from the amortization of goodwill.

CTH, a company created in the restructuring process by means of the contribution of assets represented by the investment in TCP and the respective goodwill paid upon the acquisition of this investment by Portelcom, recognized a reserve for maintenance of the merged company’s shareholders’ equity, which reflects the net amount between the total unamortized goodwill and the related tax credit, before its downstream merger into TCP.

When CTH was merged into TCP, the portion representing the difference between the goodwill and the reserve for maintenance of the merged company’s shareholders’ equity, which represents the future tax benefit, was credited to a special premium reserve account in equity by TCP.

The portion of the net assets generated by TCP’s partial spin-off, into TC, representing the future tax credit in the amount of R$1,055,200, was recorded in shareholders’ equity as a special premium reserve.

According to economic feasibility studies, this tax credit will be realized over a period of ten years.

The special premium reserve at TC will be capitalized by TCP as the tax benefit is realized in view of the assignment of rights related to such capitalization made by Portelcom in TCP.

The tax benefit realized and recorded by TC in the first nine months of 2002, resulting from the amortization of the merged goodwill, amounted to R$81,415 and can be used to increase capital.

The accounting records maintained for corporate and tax purposes include specific accounts related to the goodwill, equity reserve, the respective amortization, and reversal of the recognized reserve and tax credit. The balances are as follows:

For a better presentation of the consolidated financial statements, the net amount of the goodwill and unamortized reserve of R$755,881, which, in essence, represents the tax credit, was classified in the balance sheet in current assets (R$106,159) and noncurrent assets (R$649,722) as deferred and recoverable taxes. In the statements of income, the amortization of deferred charges, reversal of the reserve and the related tax credit were reclassified to “Income and social contribution taxes”.

b.     Global Telecom S.A.

On February 6, 2001, TCP acquired 49% of the voting common shares and 100% of the preferred shares of the “holdings” Daini, Globaltelcom and Inepar, which together hold controlling interest in Global, under the terms of a Contract for Purchase and Sale of Shares entered into on January 13, 2001.

On July 27, 2001, after obtaining approval from ANATEL, the “holdings” acquired the remaining shares of Global held by Motorola NMG Brazil Inc.; as a result, they currently own 100% of the total capital of Global.

The Company has committed to purchase the remaining 51% of the common shares of each of the holding companies for a total consideration of approximately US$76,300,000, subject to LIBOR plus 4%, after regulatory approval or when specific restrictions are no longer applicable.

As a result of these acquisitions, TCP and the “holdings” recognized goodwill of R$585,548 and R$183,263, respectively, relating to the participation in the net equity of the acquired companies. Additionally, the “holdings” had recorded goodwill of R$113,196 in connection with previous acquisitions.

TCP and the “holdings” restructured the companies through a series of successive mergers that transferred the goodwill paid on the acquisition by TCP to the “holdings”, which recorded the related income tax benefits resulting from the restructuring of R$193,231.

Likewise, the “holdings” transferred the goodwill paid to Global, which recorded the related income tax benefit of R$95,271.

After this restructuring, the equity participation and the total goodwill recorded by TCP remained unchanged.

3.     PRESENTATION OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The Parent Company and consolidated financial statements as of September 30, 2002 were prepared in accordance with accounting practices established by Brazilian corporate law, standards applicable to concessionaires of public telecommunication services, and accounting standards and procedures established by the Brazilian Securities Commission (CVM) for the preparation of quarterly financial information, which are consistent with those adopted for the year ended December 31, 2001.

The consolidated financial statements as of September 30, 2002 include the balances and transactions of the subsidiary TC and indirect subsidiaries Telesp Celular International Ltd. and Telesp Celular Overseas. In consolidation, all material intercompany balances and transactions were eliminated.

The results of the “holdings” Daini, Globaltelcom and Inepar were recognized under the equity method in the consolidated financial statements, since TCP does not have shareholding control of those companies.

4.     TRADE ACCOUNTS RECEIVABLE, NET

Noncurrent receivables refer to receivables from sales of “Peg&Fale” (take and talk) sets. These receivables are realized through card renewals by “Peg&Fale” service customers and are shown net of the allowance for doubtful accounts, calculated based on past card renewal experience.

5.     INVENTORIES

6.     DEFERRED AND RECOVERABLE TAXES

TCP and its subsidiary have assets of R$111,071 (R$127,928 as of June 30, 2002) representing income and social contribution tax credits calculated on tax loss carryforwards in the amount of R$326,681 (R$376,259 as of June 30, 2002). In accordance with the tax legislation in force, tax losses can be offset against future taxable income, up to the annual limit of 30% of this income.

In July 2002, the CVM published Instruction No. 371, which establishes cumulative conditions for accounting recognition and maintenance of deferred assets resulting from timing differences and tax losses, as follows:

  History of profitability through the generation of taxable income in at least three out of the last five years or the presentation of fundamental actions being implemented for the future generation of taxable income.

  Presentation of expectations for the future generation of taxable income, discounted to present value, with the estimated period for realization, supported by technical feasibility studies, to permit the realization of deferred tax assets in a maximum period of ten years.

TC has not had taxable income in the last two years, principally due to the amortization of merged goodwill (see Note 2). Technical feasibility studies, examined by the Fiscal Council and approved by the Board of Directors, indicate the recovery of the amounts recorded by the subsidiary in up to eight years.

7.     PREPAID EXPENSES

8.     OTHER ASSETS

9.     INVESTMENTS

a.     Investments in Subsidiary/Affiliated Companies

b.     Number of Shares Held

c.     Subsidiary and Affiliated Company Information

d.     Composition and Changes

The balance of the Company’s investments as of September 30 and June 30, 2002 is as follows:

Changes in the investment balance in the third quarter of 2002 are as follows:

The goodwill paid on the acquisition of the interest in the “holdings” of Global, in the amount of R$585,548, will be amortized over ten years based on future profitability, to commence when profitable operations are achieved, which is expected to occur in 2005.

On September 30, 2002, TCP recorded a reserve for losses in the amount of R$1,123,462 (R$1,068,539 as of June 30, 2002), equivalent to its indirect share of Global’s excess of liabilities over assets, classified in long-term liabilities.

In the year ended December 31, 2001, as a result of the operating losses incurred by Global and its indebtedness, TCP elected to record a provision for loss of R$278,769, based on an independent valuation of the assets of Global, as a reduction in the investment balance.

TC has investments in Telesp Celular International Ltd. and Telesp Celular Overseas, companies located abroad for the purpose of obtaining funding through foreign loans.

e.     Advanced for Future Capital Increase

On August 2, 2002 a capital advance of R$2,630,270 to Global was approved by the Board of Directors. This advance is irrevocably for future capital increase. The capital increase should be effective as soon as the Company have the ANATEL’s authorization or by the end of 2003.

f.     Consolidated Pro Forma Information

TCP has an indirect interest of 49% in the voting capital and 100% of the nonvoting capital of Global (83% of the capital of the “holdings”) and a commitment to purchase the remaining 51% of the voting capital, which has not yet been exercised. TCP has not yet assumed control of nor did it merge Global. In view of these factors and given the materiality of such investment, the following consolidated pro forma balance sheets as of September 30 and June 30, 2002 and the consolidated pro forma statements of income for the nine-month period ended September 30, 2002 are presented, including Global.

g. Guarantees

The Company has guaranteed a loan obtained by Global from the National Bank for Economic and Social Development (BNDES), the balance of which as of September 30, 2002 was R$360,184 (R$336,712 as of June 30, 2002). As of that date, various loan covenants, especially those relating to capitalization and indebtedness ratios, were not being complied with by the affiliated company. Concerning this matter, no adjustment was reflected either by the affiliated company or by TCP, since a waiver for noncompliance with obligations has been obtained.

10.     PROPERTY, PLANT AND EQUIPMENT, NET

The useful lives as of September 30 and June 30, 2002 are the following:

11. DEFERRED CHARGES

The goodwill paid amounting to R$84,265 is being amortized over a ten-year period starting December 2000, based on the expected future profitability of the acquired company.

12.     PAYROLL AND RELATED ACCRUALS

13.     TRADE ACCOUNTS PAYABLE

14. TAXES PAYABLE

15.     LOANS AND FINANCING

a.     Suppliers

Foreign currency loans denominated in U.S. dollars contracted with suppliers for development of the network of TC, with final maturities through November 2005, subject to fixed interest of 7.3% per year.

b.     Financial Institutions

Loans denominated in U.S. dollars, subject to fixed interest of 6.95% per year, 8.7% per year and 6.24% per month. Swaps were contracted for these loans, subject to 110% to 114% of interbank deposit rates.

c.     Affiliated Companies

Foreign currency loans extended by the parent company, Portugal Telecom, as part of the short-term debt restructuring of TCP and its subsidiary, subject to fixed interest of 7.0% per year and variable interest of 3.5% over EURIBOR.

d.     Local Currency

Loans in local currency from BNDES are subject to TJLP (Brazilian long-term interest rate) plus 4% per year; those from BankBoston are subject to interest of 109% over interbank deposit rates.

e.     Repayment Schedule

The long-term portion of loans and financing matures as follows:

16.     RESERVE FOR CONTINGENCIES

In the evaluation as to the possibility of tax risks materializing, the following aspects should be taken into account: o The possible existence of differences in the interpretation of the application of taxes on certain revenue accounts.

  The assessment of the principal taxes pending future approval by the Secretary of the Treasury, subject to the complete extinction of the tax obligation after the five-year expiration period starting from the date of the assessment.

The lack of agreement in the interpretation of tax legislation may generate challenges which, if concluded by the Judiciary in the taxpayer’s favor, could represent amounts receivable for the subsidiary.

Management of the subsidiary has recognized reserves for risks of a tax and civil nature for which the chance of an unfavorable outcome is considered probable by legal counsel, as follows:

Additionally, the subsidiary is a party to various other civil and tax proceedings, totaling approximately R$23,000, which have not been accrued as a reserve for contingencies, based on the evaluation of its legal counsel.

17.     OTHER LIABILITIES

(a)     In 2000, the subsidiary sold call options in the amount of US$300,000,000 at a price of R$2.25 to US$1.00 that mature on September 24, 2004. The premium received is being amortized to income over the life of the contracts, on the accrual basis.

(b)     Relates to the cost of services that will be provided in connection with prepaid service revenue as well as customer discounts.

18.     PENSION PLAN

TCP and its subsidiary sponsor private pension and other benefit plans for their employees, as follows:

a.     Defined Contribution Plan

For approximately 52% of the employees, there is an individual defined contribution plan — the TCP PREV plan, established by SISTEL in August 2000. This plan is maintained by contributions made by both participants (employees) and the sponsor, which are credited to participants’ individual accounts. TC is also responsible for the administrative and plan maintenance expenses.

TCP PREV plan participants’ contributions are as follows:

  Basic Contribution — Corresponds to 1% of salary, limited to the portion of the base salary for Government Social Security (INSS) and a percentage of the difference between the contribution salary and the social security contribution base, according to the participant’s election and age, ranging from 1% to 8%.

  Voluntary Contribution — Corresponds to a maximum percentage of 22% of salary, at the participant’s option.

  Sporadic Contribution — Corresponds to not less than ten times the social security contribution base.

The sponsor’s contributions to the TCP PREV plan are as follows:

  Basic Contribution — Similar to the participant’s basic contributions.

  Specific Contribution — For ensuring compliance with the minimum benefit limit established by prevailing legislation.

  Variable Contribution — The sponsor may make voluntary contributions to the plan, applying uniform and nondiscriminatory criteria for all TCP PREV participants.

In the first nine months of 2002, TCP and its subsidiary made contributions to the TCP PREV plan in the amount of R$1,547.

b.     Defined Benefit Plan

TCP and its subsidiary individually sponsor a defined benefit plan — PBS Telesp Celular. In addition to the supplementary benefit, medical assistance (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions to the PBS Telesp Celular and PAMA plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with rules in force in Brazil. Costing is determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the payroll for employees covered by the Plan, of which 12% is allocated to fund the PBS Telesp Celular plan.

In the first nine months of 2002, TCP and its subsidiary made contributions to the PBS Telesp Celular plan in the amount of R$12.

c.     CVM Resolution No. 371, “Accounting for Pension Plans”

The subsidiary elected to record actuarial liabilities in connection with the plans it sponsors as provided for by CVM Resolution No. 371, of December 13, 2000, as a direct charge to shareholders’ equity as of December 31, 2001, net of the related tax effects. The actuarial valuation of the plans was made using the projected unit credit method, with the assets of the plans as of December 31, 2001, as permitted by Technical Interpretation No. 01/01 of IBRACON (Brazilian Institute of Independent Auditors), authorized by CVM Circular No. 01/02. For multiemployer plans (PAMA and PSB-A), apportionment of assets is made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities. The subsidiary intends to amortize actuarial gains or losses starting in 2002 in accordance with CVM Instruction No. 371.

Below is the accrual for retired employees’ defined benefit and medical assistance plans as of September 30, 2002:

19.    LEASES

TC has lease agreements for which expenses recorded in the first nine months of 2002 amounted to R$19,130 (R$15,507 in the same period of 2001).

20.     SHAREHOLDERS’ EQUITY

a.     Capital

Subscribed and paid-up capital as of September 30, 2002 is R$4,373,661 (R$1,873,347 as of June 30, 2002), represented by shares without par value, distributed as follows:

Preferred shares do not have voting rights, but have priority in the redemption of capital and in the payment of minimum noncumulative dividends of the higher of 6% per year on the amount of the subscribed capital for the total number of shares of the Company, or 3% per year on the amount resulting from the division of shareholders’ equity by the total number of shares of the Company.

Changes in shareholders’ equity are as follows:

21.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a.     Risk Considerations

The major market risks to which TCP and TC are exposed include:

  Credit Risk — Arising from any difficulty in collecting telecommunication services provided to customers and revenues from the sale of handsets by the distribution network.

  Interest Rate Risk — Resulting from the debt and premiums on derivative instruments contracted at floating rates and involving the risk of interest expenses increasing as a result of an unfavorable upward trend in interest rates (primarily LIBOR, EURIBOR, TJLP and CDI).

  Currency Risk — Related to debt and premiums on derivative instruments contracted in foreign currency and associated with potential losses resulting from adverse exchange rate movements.

Since they were formed, TCP’s and TC’s risk management policy has been actively applied by means of procedures designed to mitigate risks inherent in the Company’s operations.

Credit Risk

Credit risk from providing telecommunication services is minimized by strictly monitoring the customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of post-paid services. Of TC’s customers, 75.3% use prepaid services that require preloading, thus not representing a credit risk to the Company. Delinquent receivables represented 2% of gross revenue in the first nine months of 2002.

Credit risk from the sale of handsets is managed by following a conservative policy for granting credit, which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing the potential customer’s balance sheet, and consulting credit protection agencies’ databases. In addition, an automatic control has been implemented in the sales module for releasing products, which is integrated with the distribution module of TC’s ERP system. Delinquent receivables represented only 0.8% of handset sales in the first nine months of 2002.

Interest Rate Risk

TC uses derivative financial instruments to protect against exposure to LIBOR. As of September 30, 2002, these operations totaled US$13.3 million (US$19.5 million as of June 30, 2002), which covers 100% of the Company’s debt subject to LIBOR.

Currency Risk

TCP and TC use derivative financial instruments to protect against currency risk on foreign-currency denominated loans. Such instruments usually include swap, option and forward contracts.

The Company’s net exposure to currency risk as of September 30, 2002 is shown in the table below:

b. Derivative Instruments

TCP and TC record derivative gains and losses as a component of net financial expense.

The principal amounts of currency and interest rate derivative operations are not recorded in the balance sheet. Net unrealized gains and losses on these operations are recorded on the accrual basis, which may give rise to significant differences in relation to the market value of such instruments, considering the present value of future net cash flows to be obtained. Book and market values of loans and financing and derivative instruments are estimated as follows:

The positions of TCP’s and TC’s derivative instruments are summarized as follows (amounts in thousands; rates are R$ per US$):

TCP’s management believes that unrealized losses on derivative operations, resulting from the accrual basis of accounting, reflect the interest rate differences between local and foreign currencies and that, over time, such differences will be offset against long-term financing costs.

The principal differences refer to temporary differences on the recognition of exchange gains on the principal in dollars of the long-term forward contracts, translated at the rate prevailing on the balance sheet date. These contracts pay variable premiums between 35% and 38% of the CDI on the principal dollar amount, recognized in the financial statements on the accrual basis over the term of the contracts.

Call options in the amount of US$50 million, with strike price of 2.75 and maturity in 2003, were sold in September 2002. These operations resulted in an additional gain of R$21,350, which was booked in September.

Additionally, as of September 30, 2002, TC had US$75 million of forward contracts, with maturities in November and December 2002.

c. Market Value of Financial Instruments

The market values for long-term financing, swap and forward contracts were determined based on the discounted cash flows, using projected available interest rate information.

The market value of option contracts was computed using the Black-Scholes option pricing model.

Estimated fair values of the financial assets and liabilities have been determined using available market information and appropriate valuation methodologies and, accordingly, the estimates presented are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

22.     NET OPERATING REVENUE

Services

23.     OTHER OPERATING INCOME (EXPENSES)

(*)     These expenses arise from a contract between TC and Portugal Telecom, SGPS, S.A., for management advisory services.

24.     FINANCIAL EXPENSES

25.     RELATED-PARTY TRANSACTIONS

The principal balances of assets and liabilities as of September 30, 2002, as well as the amounts included in the results of operations from transactions with related parties, arise from transactions with the controlling group and its affiliates, carried out under usual market conditions for the respective type of operations:

The principal transactions with related parties are as follows:

(a)     Trade Accounts Receivable — Represents receivables for roaming services from the TC network for customers of Telecomunicaç&otidle;es Móveis Nacionais, S.A. (“TMN”).

(b)     Receivables from Subsidiary — Represents debt contract between TC, Global and TCP.

(c)     Trade Accounts Payable — Represents roaming services provided by TMN to customers of TC in the TMN network.

(d)     Loans and Financing — Represents intercompany debt with the Portugal Telecom Group (Note 15).

(e)     Other Liabilities — Represents other intercompany obligations of TCP and TC with other companies of the controlling group.

(f)     Revenue from Telecommunication Services — Represents revenues from roaming services provided to TMN customers by the TC network.

(g)     Cost of Services Provided — Represents the costs of maintenance of prepaid system software provided by PT Inovação to TC.

(h)     Financial Expenses, Net — Represents interest and exchange variations on intercompany debt (Note 15).

(i)     Other Operating Income (Expenses), Net — Represents management advisory services provided by Portugal Telecom SGPS, S.A. to TC and by TCP to Global.

1

TELESP CELULAR PARTICIPAÇÕES S.A.

MANAGEMENT’S COMMENTS ON CONSOLIDATED PERFORMANCE
SEPTEMBER 30, 2002
(Amounts expressed in thousands of Brazilian reais — R$)

1.     FINANCIAL PERFORMANCE

In the first nine months of 2002, gross operating revenue from services totaled R$2,670,976, an increase of 18.1% in relation to the same period of 2001.

Gross revenue from sales of products reached R$479,504, representing 15.2% of total gross revenue for the period, which amounted to R$3,150,480.

Net operating revenue, including R$317,626 of net revenue from sale of products, amounted to R$2,436,267, an increase of 15.5% in relation to the same period of 2001.

Costs of services provided and products sold were 48.2% of net operating revenue, totaling R$1,188,068.

Operations presented a loss of R$457,901 for the period. In the first nine months of 2002, the equity pick-up negative impact on operating income was R$540,602.

Results per thousand shares presented a loss of R$0.48, and book value per thousand shares was R$3.92.

Operating income before amortization, depreciation, taxes and financial expenses (EBITDA) was 41.6%, and operating income after amortization and depreciation (EBIT) reached 21.6% of net operating revenue.

Summary

The consolidated amounts include Telesp Celular Participacoes S.A., Telesp Celular S.A., Telesp Celular International Ltd. and Telesp Celular Overseas, after elimination of intercompany transactions.

2.     OPERATING DATA (SUBSIDIARY)

As of September 30, 2002, the subsidiary’s total number of customers reached 5.8 million, 63.6% of which are located in the Greater Säo Paulo area. About 96% of the customers already use the digital service. Customers for prepaid services exceeded 4.3 million, 63.5% of which are in the Greater Säo Paulo area.

The subsidiary estimates that its market share in the Greater Säo Paulo area has remained stable at around 69%.

During the period, disconnections were due to the unfavorable economic scenario. The accumulated “churn” (twelve months accumulated) rate for the first nine months of 2002 reached 13.7%, which represented a small increase over the same period of the previous year, when the rate was 13.0%. Most churning cases are due to payment defaults and to our strict policy of disconnections. The subsidiary expects an accumulated churn rate below 20% for the entire year 2002.

By the end of September, the ARPU (last twelve-month moving average) reached R$44.41, compared to the R$43.94 of the same period of 2001, representing stability and slight growth. This increase is due to constant work for improving the base’s profitability, by using CRM tools, to constant innovation in offering services and plans that stimulate the use, and to the continuous formation of a constant and high-quality customer base, through the offer of different and attractive plans and services for the most diverse profiles of consumers, that is, providing the accessibility of the several levels of income to the mobile service, as in other international markets.

The Company already has 2.6 million customers with WAP enabled digital handsets, which allows the access to the most varied portals and the use of their informative content, services and entertainments, available 24 hours a day. Reinforcing the commitment to continually offering the main technological innovations, in late 2001 the operator launched the 2.5G service, the high-speed Internet, pioneer in Brazil and Latin America. Two new 2.5G products were made available: the “Waaap Turbo” for navigation starting from a cellular menu and the “ZAAAP”, for real-time navigation in the Internet through other devices (notebooks/palmtops/PDAs), permitting the transition from the pocket Internet to the mobile high-speed Internet.

In 2001, the subsidiary had 5,104,000 customers, with a market share of 65.4%. At the end of the third quarter of 2002, the number of customers reached 5,755,000, representing 67.3% of the total market in its concession area.

Capital Expenditures

Capital expenditures by the subsidiary in the first nine months of 2002 amounted to R$193.3 million, the major part applied in equipment for expansion of the digital CDMA network in the interior of the State of São Paulo, which expands the digital service area and the quality of service provided. The Company has also strengthened its information systems through the introduction of new SAP billing system modules and other business support tools.

Network

In September 2002, the total installed plant comprised 2,155 digital base transceiver stations (BTS) and 797 analog BTSs, totaling 2,912 BTSs. This provides a coverage of 98% of the population in the concession areas. There are 468 municipalities served and all 64 municipalities in area 1 are served by digital technology.

The number of installed switching and control centers is 50.

The number of sites in the period is 2,216.

Human Resources

The subsidiary’s total personnel in September 2002 was 2,208 employees, resulting in the number of customers per employee of 2,606.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2002

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Maria Paula de Almeida Martins Canais
Maria Paula de Almeida Martins Canais Investor Relations Officer

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.